Exhibit 99.1

TechCreate Group Ltd. Reports First Half Fiscal Year 2025 Financial and Operational Results

SINGAPORE, December 26, 2025 – TechCreate Group Ltd. (NYSE American: TCGL) (“TechCreate” or the “Company”), a technology consultancy and advanced software solutions provider specializing in payment solutions, cybersecurity, and digital services, announced its financial and operational results for the six months ended June 30, 2025.

Recent Operational Highlights

●	Secured a new Real-Time Engine Project in Singapore and Real-Time Engine enhancement by an existing Brunei customer

●	Secured and fulfilled the QR Soundbox Terminal Business Line work for a Cambodia bank

●	Completed successful initial public offering (“IPO”) and sale of option shares in October 2025, raising gross proceeds of $11.73 million, prior to deducting underwriting discounts and other offering expenses. TechCreate’s Class A Ordinary Shares began trading on the NYSE American on October 2025 under the ticker symbol “TCGL”

First Half 2025 Financial Results

Total Revenues increased 10.4% to S$1.9 million (US $1.5 million) for the six months ended June 30, 2025 compared to S$1.8 million in the same period last year. The increase was primarily due to an increase in Provision of Professional Services stemming from a new Real-Time Engine Project in Singapore and Real-Time Engine enhancement by existing Brunei Customer, an increase in Sale of Hardware Solutions as the Company’s Cambodian team successfully started the QR Soundbox Terminal Business Line, and an increase in Provision of Hosting and Supporting Service, offset by a decrease in Sale of Software Licenses and Maintenance Licenses.

Cost of Revenue decreased 22.7% to S$0.6 million (US $0.4 million) for the six months ended June 30, 2025 compared to S$0.7 million in the same period last year. The decrease was primarily due to a decrease in sales of license maintenance for third party software.

Gross Profit Margins increased to 70.5% for the six months ended June 30, 2025 compared to 57.8% in the same period last year. The increase was primarily due to an increase in revenue from provision of professional fees, and a decrease in sales of software licenses and maintenance licenses which lowers external vendor costs.

Total Operating Expenses increased 2.2% to S$1.3 million (US $1.0 million) for the six months ended June 30, 2025 compared to S$1.3 million in the same period last year. The slight increase was primarily due to an increase in general and administrative expenses and selling and distribution expenses offset by a decrease in research and development expenses.

Net Loss was approximately S$20,000 (US $16,000) for the six months ended June 30, 2025 compared to a loss of S$0.4 million in the same period last year, primarily due to the increase in gross profit and gross profit margin.

As of June 30, 2025, cash and cash equivalents were approximately S$1.3 million (US $1.0 million).

Management Commentary

“I am pleased to announce our first half fiscal 2025 results, highlighted by our growth seen in the provision of professional services revenue,” said TechCreate CEO Heng Hai Lim. “During this period, we were awarded a handful of notable deals with valued customers, including a new Real-Time Engine project in Singapore, a Real-Time Engine enhancement by an existing Brunei customer, and a new contract to provide QR Terminal to a Cambodia bank. We also continued to lower our focus on the sale of software and maintenance licenses, which are lower margin in nature. The progress made towards our bottom-line results was encouraging to see, and we look forward to continuing to pursue professional services work with new and existing customers as we grow our global presence.”

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications, deposit insurance, and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity, and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure, and efficient payment processing. For more information, visit https://www.techcreate.com.sg/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and TechCreate Group Ltd. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com

TECHCREATE GROUP LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As at December 31,	As at June 30,
	2024	2025 (Unaudited)	2025 (Unaudited)
	S$	S$	US$
ASSETS
Current Assets
Deferred Cost	576,562	312,458	244,911
Contract Assets	145,383	65,680	51,481
Accounts and Other Receivable	276,734	110,930	85,950
Amount Due from Shareholders	4,900	4,900	3,841
Amount Due from Related Party	11,772	-	-
Cash and Cash Equivalents	1,205,951	1,305,991	1,023,664
Deferred Offering Costs	457,718	711,848	557,962
Total Current Assets	2,679,020	2,511,807	1,968,809

Non-Current Assets
Property, Plant and Equipment, net	7,929	6,438	5,046
Right-of-Use Assets – Operating Leases	83,288	62,699	49,145
Deferred Cost	57,400	96,014	75,258
Total Non-Current Assets	148,617	165,151	129,449
TOTAL ASSETS	2,827,637	2,676,958	2,098,258

Commitments and Contingencies	-	-	-

LIABILITIES
Current Liabilities
Contract Liabilities	981,651	660,699	517,870
Account and Other Payables	100,653	363,183	284,672
Amount Due to Directors	14,907	3,646	2,858
Operating Lease Liability	39,815	37,890	29,699
Income Tax Payables	277	260	204
Working Capital Loans	151,714	156,155	122,398
Total Current Liabilities	1,289,017	1,221,833	957,701

Non-Current Liabilities:
Operating Lease Liability	47,233	28,742	22,529
Contract Liabilities	8,247	49,293	38,636
Working Capital Loans	608,416	503,249	394,458
Total Non-Current Liabilities	663,896	581,284	455,623
TOTAL LIABILITIES	1,952,913	1,803,117	1,413,324

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares, US$0.0002 par value, 225,000,000 shares authorized, 14,927,250 shares issued and outstanding as of December 31, 2024 and June 30, 2025 respectively.*	-	-	-
Class B Ordinary Shares, US$0.0002 par value, 25,000,000 shares authorized, 2,572,750 share issued and outstanding as of December 31, 2024 and June 30, 2025 respectively.*	-	-	-
Additional Paid-in Capital	1,351,540	1,351,540	1,059,367
Accumulated Other Comprehensive Loss	(7,875)	11,389	8,924
Retained Earnings/ (Accumulated Losses)	(468,941)	(489,088)	(383,357)
Total Shareholders’ Equity	874,724	873,841	684,934
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,827,637	2,676,958	2,098,258

TECHCREATE GROUP LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$
Revenue	1,754,439	1,936,539	1,507,856
Cost of revenue	(740,039)	(571,893)	(445,296)
Gross profit	1,014,400	1,364,646	1,062,560

Selling and distribution expenses	(106,054)	(109,739)	(85,447)
Research and development expenses	(84,350)	-	-
General and administrative expenses	(1,090,100)	(1,199,192)	(933,836)
Total operating expenses	(1,280,504)	(1,308,931)	(1,019,283)

Profit / (loss) from operations	(266,104)	55,715	43,277
Other income (expenses)
Other income	12,787	7,247	5,643
Interest expense	(16,315)	(28,409)	(22,120)
Total other income (expenses)	(3,528)	(21,162)	(16,477)
Income/ (Loss) before income tax	(269,632)	34,533	26,800
Income tax expense	(84,286)	(54,699)	(42,591)
Net loss	(353,918)	(20,146)	(15,791)

Other comprehensive loss, net of tax
Currency translation differences arising from consolidation	(2,539)	11,389	8,924
Net comprehensive loss	(356,457)	(8,757)	(6,867)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.0200)	(0.0005)	(0.0004)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted*	17,500,000	17,500,000	17,500,000

TECHCREATE GROUP LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the six months ended June 30,
	2024	2025	2025
	S$	S$	US$
Cash flows from operating activities
Net loss	(353,919)	(20,146)	(15,791)

Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	4,577	3,993	3,130
Operating lease expenses	9,617	20,976	16,441
Working capital loan interest	16,315	28,409	22,268
Changes in operating assets and liabilities
Deferred cost	161,345	225,490	176,744
Contract assets	44,050	79,703	62,473
Trade and other receivables	(240,353)	165,804	129,960
Amount due from directors	-	-	-
Amount due from related parties	56,887	11,772	9,227
Contract liabilities	(598,163)	(279,907)	(219,397)
Trade and other payables	(59,865)	262,530	205,777
Lease liabilities	(68,032)	(20,803)	(16,306)
Income tax payable	(75)	(17)	(13)
Net cash generated from/ (used in) operating activities	(1,027,616)	477,804	(374,512)

Cash flow from investing activities:
Acquisition of property, plant and equipment	(2,473)	(2,502)	(1,961)
Net cash used in investing activities	(2,473)	(2,502)	(1,961)

Cash flows from financing activities:
Dividend paid to equity holders	-	-	-
Amount due to shareholders	8,666	(11,261)	(8,827)
Repayment of working capital loans	(30,482)	(129,135)	(101,219)
Proceeds from working capital loans	850,000	-	-
Proceeds from issuance of shares	-	-	-
Deferred offering costs	-	(254,130)	(199,193)
Net cash (used in)/ generated from financing activities	828,185	(394,526)	(309,239)
Effects of changes in foreign exchange of cash	(382)	19,264	15,100
Net (decrease)/ increase in cash and cash equivalents	(201,904)	80,776	63,313
Cash and cash equivalents at beginning of financial year	997,845	1,205,951	945,251
Cash and cash equivalents at June 30, 2024	795,559	1,301,991	1,023,664

Supplemental cash flow information
Income taxes paid	(25,360)	-	(18,826)
Withholding taxes paid	(59,001)	(54,441)	-
Cash paid for interest	(16,315)	(28,409)	(22,268)
Capital contribution subscription receivable from shareholder	4,900	4,900	3,841